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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF NOVEMBER 2001


                                A.C.L.N. LIMITED
                 (Translation of registrant's name into English)


                              MECHELSE STEENWEG 166
                             B-2018 ANTWERP, BELGIUM
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                  FORM 20-F |X|   FORM 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  YES    NO |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not Applicable

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         Annexed hereto as Exhibit 99.1 is a copy of the registrant's press release dated November 7, 2001.




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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             A.C.L.N. LIMITED


Date: November 16, 2001                      By: /s/ illegible
                                                 ------------------------------
                                                 Name: Christian Payne
                                                 Title: Chief Financial Officer


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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                              DESCRIPTION OF EXHIBIT
------                              ----------------------
99.1              Press Release dated November 7, 2001





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FOR IMMEDIATE RELEASE FOR NOVEMBER 7, 2001

Contact:   ALLEN & CARON INC               A.C.L.N. LIMITED
           Jill Cieslak (Investors)        Jane Creber, V.P. Investor Relations
           Len Hall (Media)                310-551-0062
           949-474-4300                    jane@aclnltd.com
           jill@allencaron.com             ----------------
           -------------------
           len@allencaron.com
           ------------------

               A.C.L.N. LIMITED ANNOUNCES ONE MILLION COMMON SHARE
                                REPURCHASE PLAN

LOS ANGELES, CA (November 7, 2001)....A.C.L.N. Limited announced today that the
Board of Directors has approved the repurchase of up to one million of the outstanding shares of common stock of the Company. A.C.L.N. has been authorized to purchase its currently outstanding shares of common stock from time-to-time on the open market and in negotiated transactions. Management will base its purchase decisions on market conditions, the price of the Company's common shares and other factors. The repurchase program does not obligate A.C.L.N. Limited to acquire any particular number of shares and may be suspended at any time at the Company's discretion.

     President and Chief Executive Officer Aldo Labiad said, "A stock repurchase at current market prices represents an excellent opportunity to enhance value for our shareholders."

ABOUT A.C.L.N. LIMITED

A.C.L.N. Limited (www.aclnfltd.com) is a global leader in automobile and truck logistics, serving six European ports, and fourteen ports of destination in Africa. Founded in 1978, A.C.L.N. currently operates two primary business segments: (i) automobile and truck logistics services between Europe and Africa, and (ii) a wholesale automobile business service in Africa. With an established global network, A.C.L.N. provides door-to-door shipping and logistics of personal vehicles from Europe to developing countries in Africa

This news release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements that relate to the A.C.L.N.'s sales, profitability and growth, demand for its products or services, growth in the markets it serves or any other statements that relate to the intent, belief, plans or expectations of A.C.L.N. or its management, or that are not a statement of historical fact. Any forward looking statements in this news release are based on current expectations and beliefs and are subject to numerous risks and uncertainties that could cause actual results to differ materially. Other factors that could cause A.C.L.N.'s actual results to differ materially are discussed in A.C.L.N.'s recent filings with the Securities and Exchange Commission. A.C.L.N. disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

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